UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 28, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave. NW, Third Floor, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – WRE Harbor House LLC

On March 28, 2017, we directly acquired ownership of a “majority-owned subsidiary”, WRE Harbor House LLC (“RSE Wickfield Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $3,175,000, which is the initial stated value of our equity interest in the RSE Wickfield Controlled Subsidiary. The RSE Wickfield Controlled Subsidiary used the proceeds to acquire a single stabilized multifamily property totaling 208 units located at 101 Harbor Way, Ann Arbor, MI (the “RSE Wickfield Property”). The RSE Wickfield Controlled Subsidiary is anticipating redeeming the RSE Wickfield Controlled Subsidiary Investment via sale or refinance by October 31, 2022. The RSE Wickfield Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE Wickfield Controlled Subsidiary is managed by the principal, Bradley J. Hayosh, of Wickfield Properties (“Wickfield”), a real estate owner-operator, focused on the refinance, development, and operation of multi-family properties primarily located in the Michigan area. Wickfield Properties manages a diverse real estate portfolio valued in excess of $250 million, which includes 2,000+ residential/student housing units and over 700,000 square feet of commercial space. Other than with regard to the RSE Wickfield Controlled Subsidiary, neither our Manager nor we are affiliated with Wickfield.

Pursuant to the agreements governing the RSE Wickfield Controlled Subsidiary Investment (the “RSE Wickfield Operative Agreements”), our consent is required for all major decisions regarding the RSE Wickfield Property. In addition, pursuant to the RSE Wickfield Operative Agreements, during the first three years, we are entitled to receive a minimum 11.5% per annum economic return on our RSE Wickfield Investment. Commencing the fourth year and through the initial redemption date, we are entitled to receive a per annum economic return of the LIBOR Rate plus 9.5%, adjusted quarterly and subject to a LIBOR floor of 2.5%. In addition, Fundrise Lending, LLC (“Fundrise Lending”), an affiliate of our sponsor, earned an origination fee of approximately 1.5% of the RSE Wickfield Investment, as well as other due diligence fees and third party reimbursements, paid directly by the RSE Wickfield Controlled Subsidiary.

The RSE Wickfield Controlled Subsidiary is required to redeem our RSE Wickfield Investment by October 31, 2022 (the “RSE Wickfield Redemption Date”). In the event that the RSE Wickfield Controlled Subsidiary Investment is not redeemed by the RSE Wickfield Redemption Date, pursuant to the RSE Wickfield Operative Agreements, we have the right, in our discretion, to force the sale of the RSE Wickfield Property outright. The RSE Wickfield Controlled Subsidiary may redeem our RSE Wickfield Investment in whole or in part without penalty during the term of the RSE Wickfield Investment.

Concurrent with the closing of the RSE Wickfield Controlled Subsidiary, the RSE Wickfield Controlled Subsidiary closed on the acquisition of the RSE Wickfield Property on March 28, 2017, for a purchase price of $28,100,000. On April 30, 2015, the previous owner financed the RSE Wickfield Property with a $22,115,000 senior secured loan from Keybank / Freddie Mac (the “RSE Wickfield Senior Loan”). The loan features a 10-year term, with a maturity date of May 1, 2025 and 3-years interest-only at a 4.16% fixed rate. The loan also features non-recourse carve-outs to the guarantor. Aggregate with the RSE Wickfield Senior Loan, the RSE Wickfield Investment features an LTV of 90.0%, based on the purchase price of $28,100,000, with approximately $2.81 million of equity junior to the RSE Wickfield Investment at closing. The combined LTV ratio is the amount of the RSE Wickfield Senior Loan plus the amount of the RSE Wickfield Investment, divided by the purchase price of the RSE Wickfield Property. LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV for properties that are generating cash flow.

As of the date of closing, the RSE Wickfield Property consisted of a two- and three-story, 208-unit garden style apartment complex built in 1990 and situated on a 201,172 square foot property. The units are divided between one-bedroom, one-bedroom + den, two-bedroom, and two-bedroom + loft units with an overall average unit size of 967 square feet. The rent roll dated 2/8/2017 reflects occupancy of 99.52%.

The RSE Wickfield Property is located on Harbor Way along S Main St, which is within three miles from Downtown Ann Arbor. A bus stop is located right at the property’s entrance at the intersection of Harbor Way and S Main St. The property’s location provides convenient access for students attending the University of Michigan and for those working in or nearby downtown Ann Arbor. The Ann Arbor market represents a strong opportunity for multifamily demand arising from stable demand from a growing University of Michigan, well-educated labor force, given the proximity to the University of Michigan, and low unemployment.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 30, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: April 3, 2017